P.E. 12/31/01

02011861

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of the Securities Exchange Act of 1934

For the month of December, 2001
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on December 7, 2001.

- BT Discretionary Employee Trusts Adjustment to technical share interest of Directors

two company announcements made on December 12, 2001

- BT completes sale of Clear Communications for NZ$435 million; and
- BT and Marconi join forces in e-payphones rollout

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: December 12, 2001

By: ______________________________

ALAN G SCOTT
Authorized Representative

BT Group plc

BT DISCRETIONARY EMPLOYEE TRUSTS

Adjustment to technical share interest of Directors

BT Group plc advises that, on 7 December 2001, Ilford Trustees (Jersey) Limited (the ***Trustee***), as Trustee of discretionary employee trusts established by British Telecommunications plc (***BT***)) (the ***Trusts***) acquired 1,073,000 ordinary shares in BT Group plc (***BT Group Shares***) at an average price of 272.2474 pence per share.

These BT Group Shares were purchased by the Trustee with the proceeds of sale of ordinary shares in mmO_2 plc in connection with arrangements to acquire sufficient BT Group Shares to satisfy entitlements of participants in BT's executive award plans as and when they vest. These awards require adjustment by reason of the reconstruction of BT to form separately listed companies, BT Group plc and mmO_2 plc (which was completed on 19 November 2001), so that the awards relate solely to the shares of each participant's new parent company.

Following these transactions, the Trustee holds 23,604,699 BT Group Shares, as well as 10,084,791 ordinary shares in mmO_2 plc. The Executive Directors of BT Group plc (Sir Christopher Bland, Sir Peter Bonfield, Philip Hampton, Andy Green, Pierre Danon and Paul Reynolds) are for Companies Act 1985 purposes treated as interested in all of these BT Group Shares. However, it is not anticipated that they will receive from the Trustee a greater number of BT Group Shares than that to which their adjusted share award relates. The adjusted awards will be determined when the averaging period expires on 14 December 2001, and will be announced at that time.

BT – SPECIAL PURPOSE TRUST

Adjustment to technical share interest of Directors

BT Group plc advises that, on 7 December, The Royal Bank of Scotland Trust Company (Jersey) Limited (the ***Trustee***), as trustee of a discretionary employee trust established by British Telecommunications plc (***BT***)) (the ***Trust***), transferred 674,639 ordinary shares in BT Group plc (***BT Group Shares***) and 674,639 ordinary shares in mmO_2 plc (***mmO_2 Shares***) to a total of 426 beneficiaries of the Trust in satisfaction of options held by them under the BT Employee Sharesave Scheme 1994.

Following this transfer, the Trustee holds 55,905,361 BT Group Shares, as well as 55,905,361 mmO_2 Shares. The Executive Directors of BT Group plc (Sir Christopher Bland, Sir Peter Bonfield, Philip Hampton, Andy Green, Pierre Danon and Paul Reynolds) are for the purposes of the Companies Act 1985 treated as interested in all of the BT Group Shares held in the Trust. Despite this technical interest in all of the BT Group Shares, each Executive Director will only be entitled to receive from the Trustee the number of BT Group Shares to which he is entitled on the exercise of options held by him under the BT Employee Sharesave Scheme 1994. Such options are only exercisable until 19 May 2002.

Ends

NR0182 December 12, 2001

BT COMPLETES SALE OF CLEAR COMMUNICATIONS FOR NZ$435 MILLION

BT today announced the completion of the sale of Clear Communications, its wholly owned subsidiary in New Zealand, to TelstraSaturn, an associate company of the Telstra Corporation, for NZ$435 million (£126 million) in cash.

This follows clearance from the New Zealand Commerce Commission and Overseas Investment Commission.

The proceeds from the sale are being used to reduce BT's net debt which stood at £16.5 billion at the end of September, 2001 having been reduced from a peak figure of £27.9 billion at March 31, 2001. The Board now expects net debt to be between £15 billion and £17 billion for BT Group by March 31, 2002.

Sir Peter Bonfield, CEO of BT said: "The completion of this asset sale is another important step forward in our debt-reduction plan."

Note to editors:

BT first acquired a 25 per cent stake in Clear Communications in March 1996, and assumed full ownership of the company in June 1999 when it acquired the shares of the other three existing shareholders – MCI Worldcom, TVNZ and Todd Corporation

CLEAR is New Zealand's second largest information communications supplier and the country's second-largest Internet Service Provider. The rollout of broadband, e-business, wireless access, mobile services, convergent solutions and Internet solutions is CLEAR's focus.

CLEAR has rolled out advanced networks, including broadband and business access for small and medium businesses in more than 30 CBD and regional New Zealand centres.

TelstraSaturn is committed to providing superior telecommunications and entertainment services that add value to customers, employees and shareholders. It is a convergent company that offers entertainment, communication and information, offering voice, data, mobile, Internet and cable television services to a mix of business and residential customers in New Zealand. It was formed in February 2000 through the 50/50 merger of Telstra NZ and Austar's Saturn Ltd.

Telstra Corporation is Australia's premier communications carrier and a world-class fully integrated full-service provider. Telstra has more than 10 million household, business and wholesale customers. It is Australia's leading ISP, has the most highly accessed family of Internet portals and sites and provides entertainment and multimedia content over its broadband network and through its Pay-TV joint venture. It has business operations in North America, UK/Europe and the Asia-Pacific region.

Austar United (Australian Stock Exchange "AUN") is one of the largest and fastest growing broadband communications companies serving Australia and New Zealand. AUSTAR Communications is the second largest pay TV operator in Australia, and the largest providing, principally, digital DTH services, with over 432,000 pay TV, 80,000 internet and 8,600 mobile phone subscribers. Austar is one of the first companies in Australasia to offer broadband Internet access and was the first to launch interactive television. Austar United is approximately 81% owned by UnitedGlobalCom.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369. All news releases can be accessed at our website
http://www.btplc.com/mediacentre

December 12, 2001

BT AND MARCONI JOIN FORCES IN E-PAYPHONES ROLLOUT

BT announced today a multi-million pound partnership with Marconi to launch the world's largest public network of multimedia terminals in payphones.

BT Payphones, part of the Consumer Division of BT Retail, will install 28,000 new terminals to be built by Marconi and which will offer full Internet access, e-mail and text messaging. Rollout will begin in April 2002 with 3,000 terminals expected to be in place within a year.

Pierre Danon, chief executive officer of BT Retail said: "BT working in partnership with Marconi is ensuring that everyone has the opportunity to access the Internet.

"We are continually striving to meet our customers changing communications needs and although more than 20 million adults have logged on to the Internet many people are still excluded from using the web because they don't have access to a PC."

The new phones will offer a range of services including e-mail, text messaging, maps, directions, location-based services and retail opportunities – as well as classic voice services.

Liam Brown, managing director, Marconi Interactive Systems said: "This will make the UK the leader in public multimedia web phones and will provide BT's customers with easy access to the latest interactive communications."

The new design of terminal is robust enough to be installed in high street phone boxes as well as shopping centres, rail, tube and bus stations, airports and motorway service areas. Featuring its own built-in keyboard and trackerball, the terminal will offer video images as well as still pictures. It is expected that the new network of terminals, which will be installed by BT engineers, could realise 56 million hits a week.

Under the terms of the agreement Marconi is investing in the terminals while BT will be managing the network, providing content and offering sales and marketing support. Revenue from the new units will be shared by BT and Marconi with BT's revenues expected to be £50 million by 2004/05.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our website:
http://www.btplc.com/mediacentre